SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K     ☐ Form 11-K     ☐ Form 20-F     ☒ Form 10-Q    ☐ Form N-SAR

     For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K                                                                                     ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                                     ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ________________

PART I
REGISTRANT INFORMATION

Full name of registrant	China Broadband, Inc.
Former name if applicable
Address of principal executive office	1900 Ninth Street, 3rd Floor
City, state and zip code	Boulder, Colorado 80302

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter could not be completed without incurring undue hardship and expense.  The registrant undertakes to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marc Urbach	(303)	449-7733
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes      ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant currently estimates that its financial statements for the quarter ended March 31, 2009 will reflect an increase in revenues of approximately $900,000, or 94%, as compared to the quarter ended March 31, 2008. The increase is principally due to the inclusion of the registrant’s proportionate share of the results of operations of the Shandong Newspaper joint venture, a television programming guide periodical business in the People’s Republic of China (PRC). The registrant acquired a 50% interest in this joint venture in 2008. In addition, the registrant currently estimates that its net loss for the first quarter of 2009 will reflect an increase of approximately $90,000, or 14%, as compared to the first quarter of 2008. The increase in net loss is principally due to a net loss at the Shandong Newspaper joint venture, an increase in the net loss at the registrant’s Jinan Broadband subsidiary and an increase in operating expenses at the holding company level. The registrant’s results for the quarter ended March 31, 2009 remain subject to further adjustment and actual results may vary from the foregoing estimates.

China Broadband, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2009	By:	/s/ Marc Urbach
Name: Marc Urbach
Title: President